UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Commercial Metals Company

(Exact name of registrant as specified in its charter)

Delaware	0-4304	75-0725338
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6565 N. MacArthur Blvd. Irving, Texas		75039
(Address of principal executive offices)		(Zip Code)

Paul K. Kirkpatrick

Vice President, General Counsel and Secretary

(214) 689-4300

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

This report is being filed by Commercial Metals Company (together with its consolidated subsidiaries, “CMC”) for the year ended December 31, 2016, in compliance with Section 13(p) of Rule 13p-1 (the “Rule”) of the Securities Exchange Act of 1934, as amended.

The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to establish reporting and disclosure requirements in support of mandates under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

CMC manufactures, recycles and markets steel and metal products, related materials and services through a network including steel mills, commonly referred to as “minimills,” steel fabrication and processing plants, construction-related product warehouses, metal recycling facilities and marketing and distribution offices in the United States and in strategic international markets. CMC’s core business is the manufacture and sale of steel products. CMC operates steel mills in the United States and Poland. CMC’s vertical integration model includes a network of recycling facilities which process and market post-consumer scrap materials, as well as an international marketing and distribution network engaged in the trade of steel and other products, including mineral-based materials used in metal production and in other industries.

CMC conducted a centrally coordinated product review to identify conflict minerals, as defined by the SEC, which exist in products manufactured by CMC or contracted for manufacture by CMC, and which are necessary to the functionality or production of those products. For the year ended December 31, 2016, CMC engaged procurement and product experts across all product lines and business units to conduct the review.

With regard to products manufactured by CMC, it is CMC’s finding that any conflict minerals contained in such products originated solely from scrap metal sources and are unnecessary to the functionality or production of such products. Although some residual amount of the derivatives of tin, tantalum or tungsten may be present in steel products manufactured by CMC, such conflict minerals come from scrap metal sources. Further, such conflict minerals are not necessary to the functionality or production of the steel products manufactured by CMC.

With regard to products contracted for manufacture by CMC, it is CMC’s finding that certain specialty products acquired and re-sold by CMC during the year ended December 31, 2016 contained tin necessary to their functionality and/or production. These products were certain brass sheet, plate and rod, certain phosphor bronze rod and strip, and certain copper alloy tube (collectively, the “Subject Products”). Based on this finding, CMC proceeded with an origin assessment as described below.

Reasonable Country of Origin Inquiry

CMC conducted a reasonable country of origin inquiry (“RCOI”) with respect to the Subject Products. The RCOI was conducted in good faith and in full consideration of the SEC’s guidance.

Specifically, CMC contacted suppliers and sources of the Subject Products. CMC utilized questionnaires specifically designed to determine whether the conflict minerals contained in the Subject Products originated in the Democratic Republic of the Congo or an adjoining country, as defined by the SEC, (collectively, the “Covered Countries”) or were obtained from recycled or scrap sources, as defined by the SEC.

Reasonable Country of Origin Inquiry Conclusion

All respondents to the questionnaires indicated that tin contained in and necessary to the functionality and/or production of the Subject Products originated outside of the Covered Countries. CMC has evaluated the results of the RCOI in good faith and in full consideration of the SEC’s guidance, and finds no reason to believe that conflict minerals necessary to the functionality or production of the Subject Products originated in the Covered Countries.

Other Information

The information in this Form SD is also available on CMC’s Internet website, http://ir.cmc.com/SEC_Filings. This link is provided for convenience only. The content of CMC’s Internet website does not constitute a part of this Form SD.

Item 1.02	Exhibit

Not required.

Section 2 – Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COMMERCIAL METALS COMPANY

Date: May 31, 2017
	By:	/s/ Paul K. Kirkpatrick
	Name:	Paul K. Kirkpatrick
	Title:	Vice President, General Counsel and Secretary